 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

July 10, 2008

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: July 10, 2008

                                                                      By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary

Smith & Nephew appoints Non-Executive Director

10 July 2008

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces the appointment of an additional Non-Executive Director to the Board.

Joseph C. Papa, aged 52, and based in Michigan is Chairman of Perrigo Company. Perrigo is a leading global healthcare supplier that develops, manufactures and distributes over-the-counter and prescription pharmaceuticals, nutritional products, active pharmaceutical ingredients and consumer products. Joe has considerable experience in sales and marketing and has held senior management positions with Cardinal Health, Watson Pharmaceuticals, G.D. Searle and Novartis.

Joe will join the Board on 1 August 2008.

He has no details to disclose under paragraph 9.6.13 (2) to 9.6.13 (6) of The Listing Rules.

John Buchanan, Chairman of Smith & Nephew, said today:  "We are delighted that Joe has agreed to join the Board.  He will bring additional international experience in the medical technology industry.  We are looking forward to working with him."

Enquiries

Investors

Liz Hewitt                                            Tel:    +44 (0) 20 7401 7646

Smith & Nephew

Group Director Corporate Affairs

Media

Jon Coles                                            Tel:    +44 (0) 20 7404 5959

Brunswick - London

About Smith & Nephew

Smith & Nephew is a global medical technology business, specialising in Orthopaedic Reconstruction, Orthopaedic Trauma and Clinical Therapies, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people's lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company operates in 32 countries around the world. Annual sales in 2007 were $3.4 billion.

About Perrigo Company

Perrigo Company is a leading global healthcare supplier that develops, manufactures and distributes over-the-counter (OTC) and prescription pharmaceuticals, nutritional products, active pharmaceutical ingredients (API) and consumer products. The Company is the world's largest manufacturer of OTC pharmaceutical products for the store brand market. The Company's primary markets and locations of manufacturing facilities are the United States, Israel, Mexico and the United Kingdom.  Visit Perrigo on the Internet (http://www.perrigo.com).